<u>OPTION AGREEMENT</u>

OPTION AGREEMENT (this "Agreement"), dated as of November 15, 2006, by and between **JOSEPH GOPIN**, having an address at 706 Eastern Parkway, 1D, Brooklyn, New York 11213 (the "Optionor"), and **DCI USA, INC.**, a Delaware corporation with an address at 8 Bond Street, Great Neck, New York 10121 (hereinafter referred to as the "Optionee").

<u>W I T N E S S E T H</u>:

WHEREAS, the Optionor is the owner of record of 20% of the membership interests ("the Optionor's Membership Interests") in 231 Norman Avenue Property Development, LLC ("the Company"). 231 NAPD is a single asset New York certificated limited liability company, which owns the building and improvements at 231 Norman Avenue, Brooklyn, NY 11222 ("the Building"), which is currently undergoing the final stages of a more than $6 million dollar renovation converting the building from a self-storage warehouse to a 68 unit commercial loft building.

WHEREAS, the Optionee desires to acquire and option, and Optionor desires to grant an option to the Optionee, to purchase the Optionor's Membership Interests in the Company upon the terms and conditions hereinafter set forth ("the Option");

WHEREAS, the Optionor's Membership Interests represent 20% of the outstanding membership interests in the Company;

NOW, THEREFORE, in consideration of the covenants and agreements hereafter set forth, and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

1. <u>Option</u>. Upon the payment of $100,000 ("the Option Payment") by Optionee to Optionor, which payment shall take place on or before December 31, 2006 ("the Option Payment Date"), the Optionee shall have the right to exercise the Option to purchase Optionor's Membership Interests in the form of an assignment of the Optionor's Membership Interests as set forth hereinbelow. The Optionee shall have until March 30, 2007 to exercise the Option by delivering to Optionor written notice of its intent to do so. Failure to pay the Option Payment by the Option Payment Date shall automatically and without further notice extinguish the Option in its entirety.

2. <u>Assignment</u>. Upon the timely exercise of the Option, and upon the payment of the consideration set forth below, Optionor and Optionee shall enter into an Assignment Agreement pursuant to the terms herein ("the Assignment Agreement") which shall effect the assignment, transference and delivery to Optionee, and Optionee shall accept from Optionor, the Optionor's Membership Interests.

3. Closing. The Closing of the Assignment shall take place as soon as possible after the exercise of the Option but no later than April 30, 2007, at a place and time of day convenient to the parties.

4. Payment of Consideration. As consideration for the Assignment, Optionee shall pay to Optionor:

(a) A Five-year Promissory Note ("the Note") executed by Optionee in favor of Optionor in the amount of $1,400,000, accruing interest at 8% annually and providing interest-only quarterly payments, to be fully paid five years from the Closing of the Assignment; however, the note may be prepaid in whole or in part prior to such date to the extent that cash flow (defined for the purposes of this agreement as excess cash receipts from operations after obligatory, customary or contingent cash disbursements) or refinancing proceeds (defined for the purposes of this agreement as net cash realized from a sale or refinancing after retirement of any applicable debt, after any related expenses) reasonably allow. In no event shall the due date of full payment of the Note be more than 5 years from the date of this Assignment Agreement.

(b) $900,000 in the form of Common shares of the Optionee at $0.05 per share, which shares Optionor acknowledges will be restricted, bearing a legend describing them as such and will otherwise not be freely tradable, pursuant to Regulation 144 of the Securities Act of 1933, as amended.

5. Certificated Membership Interests. The Company and the Optionor represent that the Optionor's Membership Interests are represented by a certificate and that the execution and delivery of the Assignment will also require the transfer of the ownership of the certificate(s) representing the Optionor's Membership Interests in order to effect the transfer of 100% of the ownership of the Company from the Optionor to the Optionee. The parties agree that this transfer will occur simultaneously with the execution of the Assignment Agreement.

6. Other Matters.

(a) The Optionor agrees to resign, effective upon the execution of the Assignment Agreement, from all positions which he holds in and with respect to the Company except as the Manager of the Company.

(b) Upon the execution of the Assignment Agreement, all capital contributions made by the Optionor to the Company shall not be returned to Optionor, shall remain with the Company and shall become the capital contribution of the Optionee.

(c) Optionor hereby agrees to deliver to Optionee such other instruments in form and substance satisfactory to Optionee's attorney as may be necessary or proper to transfer to Optionee good and marketable title to all ownership interests in the Company to be transferred under the

Assignment Agreement and to otherwise carry out the intent of this Agreement.

(d) Upon the execution of the Assignment Agreement Optionor shall deliver to Optionee all keys in Optionor's possession which allow access to the properties of the Company. Optionor shall undertake any and all acts as may be necessary, or reasonably requested by Optionee to consummate the transactions contemplated by this Agreement. Optionor shall deliver or cause to be delivered to Optionee, all corporate records, tax and financial information and proprietary information in Optionors possession which pertain to the Company.

7. **Representations and Warranties of Optionor**. Optionor represents and warrants to Optionee as follows:

(a) Optionor has full power and authority to carry out and perform his undertakings and obligations as provided herein and in the Assignment Agreement. The execution and delivery by Optionor of this agreement and the consummation of the transactions contemplated herein do not and will not conflict with or result in any breach of any condition or provision of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon the Company by reason of the provisions of any contract, lien, lease, agreement, instrument or judgment to which Optionor is a party, or which is or purports to be binding upon Optionor. No further action or approval, corporate or otherwise, is required to be taken by Optionor in order to make this agreement the binding and enforceable obligation of Optionor.

(b) Optionor is the sole owner of the Optionor's Membership Interests, none of which has been assigned, pledged or hypothecated and all of which are free of all liens, claims and encumbrances.

(c) There are no claims alleging violations of any law or governmental rule or regulation pending or threatened against the Company, the Optionor or the Optionor's Membership Interests. Optionor has not violated any laws or governmental rules and regulations applicable to the business or assets of the Company.

(d) There are no judgments, liens, suits, actions or proceedings pending or threatened against the Company, the Optionor or the Optionor's Membership Interests. Neither the Company nor the Optionor is a party to, subject to or bound by any agreement or any judgment or decree of any court, governmental body or arbitrator which would conflict with or be breached by the execution, delivery or performance of this Agreement, or which could prevent the carrying out by the Optionor and the Company of the transactions provided for in this Agreement or which would have an adverse effect upon the Company.

(e) Except as set forth in Schedule A attached hereto, the Optionor does not owe any money or assessments to the Company and Optionor is not a party to any litigation nor has anyone threatened litigation against him arising out of or relating to the Optionor's Membership Interests.

(f) Except as set forth in Schedule B, the Optionor has paid all taxes due to any governmental entity and is not delinquent in paying any such taxes arising out of or relating to the Optionor's Membership Interests.

(g) The Optionor owns 20% of the outstanding membership interest in 231 NAPD, free and clear of all liens, claims and encumbrances, except as set forth in Schedule C.

8. Closing Adjustments. For tax purposes, all income and expenses of the Company allocable to the Optionor's Membership Interests from the beginning of the current tax year to the date immediately prior to the date of this Agreement shall be allocated to the Optionor and all income and expenses of the Company allocable to the Optionor's Membership Interests on or after the date of this Agreement shall be allocated to the Optionee. The "interim closing of the books method" shall apply to the Company and the books of the Company shall be closed as of the date immediately preceding the date of this Agreement. K-1's relating to such closing of the LLC's books shall be provided to the Optionor after the date of this Agreement.

7. Tax Assessments. Optionor agrees to be responsible for one hundred percent (100%) of the taxes levied, imposed or assessed by any governmental authority, federal, state or local, with respect to the Company allocable to the Optionor's Membership Interests for all periods prior to the date of this Agreement.

8. Indemnification. The Optionor shall indemnify and hold the Optionee harmless from and against all liability, claim, loss, damage or expense, including reasonable attorneys' fees, incurred or required to be paid by Optionee by reason of any breach or failure of observance or performance of any representation, warranty or covenant or other provision of this Agreement by the Optionor.

9. Operating Agreement. The Company and the Optionor hereby admit the Optionee as a member of the Company and agree that the current Operating Agreement of the Company is hereby amended to reflect the Optionor as the sole member and Manager of the Company.

10. Notices. All notices, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given if delivered by hand or by Federal Express courier or by registered or certified mail, return receipt requested, with postage prepaid, to Optionor or Optionee, as the case may be, at their addresses first above written, or at such other addresses as they may designate by notice given hereunder.

11. Survival. The representations, warranties and covenant contained herein or any instrument, certificate or schedule furnished in connection herewith shall survive and shall continue in full force and effect after the date of this Agreement, except to the extent waived in writing.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

13. Counterparts. This Agreement, may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. Facsimile signatures shall be deemed originals.

14. Release. The Optionor and each of his respective legal representatives, successors and assigns (collectively, the "Optionor Releasors"), hereby release, remise and forever discharge the Company, its affiliates, its successors and assigns, present and former directors, officers, partners, stockholders, employees, agents, fiduciaries, attorneys, accountants, advisors and trustees and legal representatives (collectively, the "Releasees") of and from any and all actions, causes of action, suits, debts, liabilities, claims and potential claims, sums of money, covenants, agreements, promises, damages, judgments and demands whatsoever, in law or equity, whether known or unknown, which any of the Optionor Releasors ever had, now has, or hereafter can, shall or may have against the Releasees for, upon, or by reason of any fact, matter, cause or thing whatsoever from the beginning of the world to the date hereof.

IN WITNESS WHEREOF, the parties have executed this agreement the date first above written.

In the presence of:

Yonatan Biggs

____

JOSEPH GOPIN

AGREED:

DCI USA, INC.

By: ____________________
Name: Jonathan Ilan Ofir
Title: Chief Executive Officer

SCHEDULE A

None.

SCHEDULE B

None.

SCHEDULE C

Optionor guaranteed the investment of Harlem Suites, LLC, in 231 NAPD by pledging the Optionor's Membership Interests as represented by membership certificates in 231 NAPD.